Via EDGAR

August 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ault Alliance, Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-269364

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ault Alliance, Inc., f/k/a BitNile Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-269364), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 23, 2023 and amended on September 13, 2023, but was never declared effective by the Commission.

The Registration Statement was a registration statement filed in order to register for resale up to 11,605,913 of the Registrant’s common stock (the “Securities”).

The Registrant no longer intends to register any Securities because all Securities have since the original filing on January 23, 2023 become eligible for resale under Rule 144 of the Securities Act. Because the potential sale of Securities that were never in fact registered under the Registration Statement did not and will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no Securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact the undersigned at (646) 650-5044 or Kenneth Schlesinger at (212) 451-2252.

Very truly yours,

Ault Alliance, Inc.

By: /s/ Henry C.W. Nisser
Henry C.W. Nisser
President and General Counsel

cc:	Kenneth Schlesinger, Olshan Frome Wolosky LLP
William B. Horne, Ault Alliance, Inc.